TERYL RESOURCES CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.terylresources.com

N E W S   R E L E   A S E

Teryl Resources Corp.

(the “Company”)

TSX Venture Exchange: TRC.V

OTCBB: TRYLF

TERYL RESOURCES CORP. ANNOUNCES GRANT OF

OPTIONS

For  Immediate  Release:  December  4,  2009,  Vancouver,  BC  –  Teryl  Resources  Corp.  (TSX

Venture  Exchange:  TRC.V)  is  pleased  to  announce  that  it  has  granted  incentive  stock  options  to a  consultant  of  the  Company  to  purchase  up  to  65,000  common  shares  at  a  price  of  $0.25  per share, exercisable for a period of one year from the date of granting.

The  granting  and  amendment  of  the  options  is  subject  to  regulatory  acceptance.   Shareholder

approval  for  the  granting  and  exercise  of  incentive  stock  options,  and  disinterested  shareholder approval  for  decreasing  the  exercise  price  of  options,  was  obtained  at  the  Company’s  annual general meeting held on October 29, 2008.

ABOUT TERYL RESOURCES

With interests  in four gold properties, Teryl Resources  Corp. is  one of  the main landowners  in the

Fairbanks  Mining  District,  Alaska.  The  Gil  project  is  a  joint  venture  with  Kinross  Gold  Corporation

(TSX:  K;  NYSE:  KGC)  (80%  Kinross/20%  Teryl).  To  date  USD  $9  million  has  been  expended  on exploration  by  Kinross  and  Teryl  on  the  Gil  joint  venture  claims.  A  USD$1.6  million  budget  has been  approved  for  2009  to  draft  test  several  gold  anomolies  on  the  Gil  Claims.  The  Company’s other  Alaska  holdings  also  include  the  Fish  Creek  Claims,  50%  optioned  from  Linux  Gold  Corp.

(OTC BB: LNXGF); the Stepovich Claims, where Teryl  has  a 10% net profit interest from  Kinross;

and  a  100%-interest  in  the  West  Ridge  property.  Teryl  also  has  one  joint  venture  silver  prospect located  in  Northern  BC,  Canada.  Teryl  Resources  Corp.  has  revenue  from  oil  and  gas  projects  in

Texas     and     Kentucky.     For     further     information     visit     the     Company’s     website     at

http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson

President

Press Release contact information:

For further information, please contact:

John Robertson

President, Teryl Resources Corp.

T:  800-665-4616

www.terylresources.com

READER ADVISORY

This  news  release  may  contain  certain  forward-looking  statements,  including  management's  assessment  of  future  plans and  operations,  and  capital  expenditures  and  the  timing  thereof,  that  involve  substantial  known  and  unknown  risks  and uncertainties,  certain  of  which  are  beyond  the  Company's  control.  There  can  be  no  assurance  that  such  statements  will prove accurate, and actual results and developments  are likely  to differ, in some case materially, from those expressed or implied  by  the  forward-looking  statements  contained  in  this  press  release.  Readers  of  this  press  release  are  cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be

incorrect,   including,   but   not   limited   to:   timely   implementation   of   anticipated   drilling   and   exploration   programs;   the

successful completion of new development projects, planned expansions or other projects within the timelines anticipated;

the  accuracy  of  reserve  and  resource  estimates,  if  any,  grades,  mine  life  and  cash  cost  estimates;  whether  mineral resources  can  be  developed;  title  to  mineral  properties;  financing  requirements;  changes  in  laws,  rules  and  regulations

applicable  to  Teryl,  and  changes  in  how  they  are  interpreted  and  enforced,   delays  resulting  from  or  inability  to  obtain

required  regulatory  approvals  and  ability  to  access  sufficient  capital  from  internal  and  external  sources,  the  impact  of

general  economic  conditions  in  Canada,  and  the  United  States,  industry  conditions,   increased  competition,  the  lack  of

availability  of  qualified  personnel  or  management,  fluctuations  in  foreign  exchange,  stock  market  volatility  and  market

valuations   of   companies   with   respect   to   announced   transactions.   The   Company's   actual   results,   performance   or

achievements  could  differ  materially  from  those  expressed  in,  or  implied  by,  these  forward-looking  statements,  including those  described  in  the  Company's  Financial  Statements,  Management  Discussion  and  Analysis  and  Material  Change

Reports  filed  with  the  Canadian  Securities  Administrators  and  available  at  www.sedar.com,  and  the  Company’s  20-F

annual  report  filed  with  the  United  States  Securities  and  Exchange  Commission  at  www.sec.gov.    Accordingly,  no

assurances  can  be  given  that  any  of  the  events  anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,

whether written  or  oral,  attributable  to the  Company  or  persons  acting  on  its  behalf  are  expressly  qualified  in their entirety by  these cautionary  statements. Furthermore, the forward-looking statements  contained in this  news  release are made as at the date of this  news  release and the Company  does  not undertake any obligation to update publicly  or to revise any of the  included  forward-looking  statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,  except  as may be required by applicable securities laws.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.